Exhibit 99.1

Unaudited Condensed Consolidated Interim

Financial Statements

as of September 30, 2017

Nano Dimension

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2017

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	September 30,		Convenience translation into US dollars (NIS 3.529 = $1) September 30,	December 31,
	2016	2017	2017	2016
	Thousand NIS	Thousand NIS	Thousand USD	Thousand NIS
Assets
Cash	53,524	42,265	11,976	47,599
Restricted deposits	--	1,146	325	500
Inventory	--	6,874	1,948	--
Trade receivables	--	6	1	149
Other receivables	1,173	2,042	579	2,979
Total current assets	54,697	52,333	14,829	51,227

Restricted deposits	425	425	120	425
Property plant and equipment, net	5,321	16,469	4,667	7,712
Intangible assets	27,717	24,087	6,825	26,095
Total non-current assets	33,463	40,981	11,612	34,232
Total assets	88,160	93,314	26,441	85,459

Liabilities
Trade payables	1,328	6,857	1,943	2,612
Other payables	4,527	5,937	1,682	4,954
Total current liabilities	5,855	12,794	3,625	7,566

Liability in respect of government grants	2,234	2,921	828	2,420
Other long-term liabilities	--	1,098	311	1,255
Total non-current liabilities	2,234	4,019	1,139	3,675
Total liabilities	8,089	16,813	4,764	11,241

Equity
Share capital	5,304	6,662	1,888	5,446
Share premium	112,402	167,572	47,483	118,820
Treasury shares	(5,260)	(5,260)	(1,491)	(5,260)
Warrants	3,435	1,167	331	4,375
Capital reserve from transactions with controlling shareholders	1,866	1,866	529	1,866
Capital reserve for share-based payments	18,091	23,535	6,669	19,575
Accumulated loss	(55,767)	(119,041)	(33,732)	(70,604)
Total equity	80,071	76,501	21,677	74,218
Total liabilities and equity	88,160	93,314	26,441	85,459

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	For the nine months ended September 30,
	2017	2017	2016
	Thousand NIS	Thousand USD Convenience translation into US dollars (NIS 3.529 = $1)	Thousand NIS

Revenues	1,459	414	--

Cost of revenues	492	140	--

Cost of revenues - amortization of intangible	2,006	568	--

Total cost of revenues	2,498	708	--

Gross loss	(1,039)	(294)	--

Research and development expenses, net	30,930	8,765	6,108
Sales, marketing and general and administrative expenses	13,621	3,860	12,975
Operating loss	(45,590)	(12,919)	(19,083)

Finance income	44	12	--
Finance expense	2,891	819	550

Total comprehensive loss	(48,437)	(13,726)	(19,633)

Basic and diluted loss per share (in NIS/USD)	(0.88)	(0.25)	(0.52)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS

For the nine months ended September 30, 2017:
Balance as of January 1, 2017	5,446	118,820	(5,260)	4,375	1,866	19,575	(70,604)	74,218
Issuance of ordinary shares, net	1,168	43,596	--	--	--	--	--	44,764
Exercise of warrants and options	48	1,952	--	(11)	--	(1,256)	--	733
Expiration of warrants and options	--	3,204	--	(3,197)	--	(7)	--	--
Share-based payments	--	--	--	--	--	5,223	--	5,223
Net loss	--	--	--	--	--	--	(48,437)	(48,437)

Balance as of September 30, 2017	6,662	167,572	(5,260)	1,167	1,866	23,535	(119,041)	76,501

Balance as of September 30, 2017- Convenience translation into US dollars (NIS 3.529 = $1) Thousand USD	1,888	47,483	(1,491)	331	529	6,669	(33,732)	21,677

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	Share capital	Share premium	Treasury shares	Warrants	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity
	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NIS	Thousand NI	Thousand NIS	Thousand NIS	Thousand NIS
For the nine months ended September 30, 2016:
Balance as of January 1, 2016	3,863	63,054	(5,260)	6,934	1,866	12,681	(36,134)	47,004
Issuance of ordinary shares, net	925	39,184	-	-	-	-	-	40,109
Exercise of warrants and options	516	10,164	-	(3,499)	-	(1,529)	-	5,652
Share-based payments	-	-	-	-	-	6,939	-	6,939
Net loss	-	-	-	-	-	-	(19,633)	(19,633)

Balance as of September 30, 2016	5,304	112,402	(5,260)	3,435	1,866	18,091	(55,767)	80,071

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	For the nine months ended September 30,
	2017	2017	2016
	Thousand NIS	Thousand USD (Unaudited) Convenience translation into US dollars (NIS 3.529 = $1)	Thousand NIS

Cash flow from operating activities:
Net loss	(48,437)	(13,726)	(19,633)
Adjustments:
Depreciation and amortization	3,204	908	496
Financing expenses	2,821	799	580
Revaluation of liability in respect of government grants	(45)	(13)	36
Loss from disposal of property plant and equipment	-	-	21
Share-based payments	5,733	1,625	5,115
Changes in assets and liabilities:
Increase in inventory	(6,874)	(1,948)	-
Decrease (increase) in other receivables	705	200	(286)
Decrease in trade receivables	143	41	-
Increase in other payables	259	73	2,406
Increase (decrease) in trade payables	5,052	1,431	(52)
Decrease in other long term liabilities	(160)	(45)	-
Net cash used in operating activities	(37,599)	(10,655)	(11,317)

Cash flow from investing activities:
Decrease (increase) in restricted bank deposits	(646)	(183)	503
Development expenditure capitalized as intangible assets	-	-	(13,975)
Acquisition of property plant and equipment	(10,735)	(3,042)	(2,200)
Net cash used in investing activities	(11,381)	(3,225)	(15,672)

Cash flow from financing activities:
Proceeds from issuance of ordinary shares, net	44,228	12,532	40,109
Exercise of warrants and options	733	208	5,652
Amounts recognized in respect of government grants liability, net	1,506	427	1,521
Net cash provided by financing activities	46,467	13,167	47,282

Increase (decrease) in cash and cash equivalents	(2,513)	(713)	20,293
Cash and cash equivalents at beginning of the period	47,599	13,488	33,811
Effect of exchange rate fluctuations on cash and cash equivalents	(2,821)	(799)	(580)
Cash and cash equivalents at end of period	42,265	11,976	53,524

Non-cash transactions:
Property plant and equipment acquired on credit	206	58	49
Intangible assets acquired on credit	-	-	135

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 – General

A.       Reporting entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of September 30, 2017, comprise the Company and its subsidiaries in Israel and in the United States (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in the development of a three-dimensional (3D) printer and nanotechnology based conductive and dielectric inks, which are supplementary products to the 3D printer. The ordinary shares of the Company are registered for trade on the Tel Aviv Stock Exchange. In addition, since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market.

B.  Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net losses will depend, in part, on completing the development of its products, the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. To date, the Group has just begun to commercialize its products and has generated insignificant revenues, mainly from operating leases of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully complete the development of, and to commercialize, its products. The Group was able to obtain funding thus far and believes it has enough resources to fund its operations in the foreseeable future.

C.    Material events in the reporting period

On May 17, 2017, the Company announced that it signed a private placement agreement with Ayalim Trust Funds, an Israeli institutional investor. As a part of these transactions, the Company issued an aggregate of 3,430,000 ordinary shares at a price per share of NIS 4.2. The total (gross) consideration to the Company was approximately NIS 14.4 million (approximately $4 million).

On June 1, 2017, the Company announced that it signed private placement agreements with Israeli and other non-U.S. investors. As a part of these transactions, the Company issued an aggregate of 4,044,050 ordinary shares at a price per share of NIS 4.2. The total (gross) consideration to the Company was approximately NIS 17 million (approximately $4.7 million).

On June 14, 2017, the Company announced that it signed private placement agreements with several Israeli investors. As a part of these transactions, the Company issued an aggregate of 4,078,759 ordinary shares at a price per share of NIS 4.2. The total (gross) consideration to the Company was approximately NIS 17.13 million (approximately $4.8 million).

The total (net) consideration to the Company for the above mentioned placements was approximately NIS 44.2 million (approximately $12.5 million).

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Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation

A.       Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2016 (the “Annual Financial Statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on February 13, 2018.

B.       Use of estimates and judgments

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

C.       Convenience translation into U.S. dollars

For the convenience of the reader, the reported NIS figures as of September 30, 2017 and for the nine month period then ended, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2017 (NIS 3.529 = $1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Below are details regarding the exchange rate of the U.S. dollar (“Dollar” or “$”):

Dollar

September 30, 2017	3.529
December 31, 2016	3.845
September 30, 2016	3.758

Change in percentages:
Nine month ended September 30, 2017	(8.22)
Year ended December 31, 2016	(1.46)
Nine month ended September 30, 2016	(3.69)

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Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

A.       New standards and interpretations not yet adopted

IFRS 16, Leases

Further to that mentioned in the disclosure on new standards and interpretations not yet adopted in the note regarding significant accounting policies in the Annual Financial Statements, the Group has not yet commenced examining the effects of adopting IFRS 16 on the financial statements and has no plans for early application.

Note 4 - Contingent Liabilities

Presented hereunder are details of material changes in contingent liabilities and provisions, if any.

On March 19, 2015, a claim was filed seeking damages in the amount of NIS 20,000,000 against the Company, Nano-Technologies, shareholders of the Company, officers and employees of the Group (together, the “Defendants”). The claim was filed by a third party (the “Plaintiff”) alleging that commercial secrets and technology that were developed by the Original Defendents in the field of 3-D printing were misappropriated, allegedly, through an officer and an additional employee of the Group that were employed by the Plaintiff in the past. In addition, the Plaintiff sought, among others, to order the Defendants, if the claim was accepted, to cease to make use of the allegedly misappropriated know-how and technology, and assign the rights to certain patents and patent applications owned by the Group to the Plaintiff.

On March 20, 2017, the Company announced that the Company and the Plaintiff reached a settlement agreement. As a part of the settlement agreement, the parties agreed that the legal proceedings will end, and the lawsuit against the Company will be dismissed, without any material effect on the Company’s activity. On March 19, 2017, the court approved the dismissal of the lawsuit.

Note 5 - Share-Based Payments

During the reporting period, the Company issued 125,000 restricted ordinary shares (25,000 ADSs) to service providers and options to purchase 1,457,334 ordinary shares to employees, directors and service providers. The total aggregate fair value of the ordinary shares and options as of the grant date was NIS 4,803,776.

The grant date fair value of the options granted was measured based on the Black-Scholes option pricing model.

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Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Share-Based Payments (cont'd)

The following are the data used in determining the fair value of the options:

Range of share price (NIS)	4.66 – 4.77
Range of exercise price (NIS)	1.65 - 7.63
Range of expected share price volatility	40.30% - 55.29%
Range of estimated life (years)	1.5 – 7
Range of vesting period (years)	0 - 3
Range of weighted average of risk-free interest rate	0.98% - 1.55%
Expected dividend yield	--

Note 6 – Events after the Reporting Period

After the reporting period, in November 2017, the Company issued options to purchase 710,000 ordinary shares to employees at exercise prices between NIS 3.43 and NIS 5.5 per share.

After the reporting period, in January 2018, the Company issued options to purchase 825,000 ordinary shares to officers of the Company at an exercise price of NIS 5.5 per share.

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